Exhibit 14.1

TINGO, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted October 18, 2021)

In accordance with the requirements of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), the Board of Directors (the “Board”) of Tingo, Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) to encourage:

•	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;
•	Full, fair, accurate, timely and understandable disclosures;
•	Compliance with applicable laws and governmental rules and regulations;
•	Prompt internal reporting of any violations of law or the Code;
•	Accountability for adherence to the Code, including fair processes by which to determine violations;
•	The protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and
•	Confidentiality of information entrusted to directors, officers and employees by the Company and its clients.

All directors, officers and employees (each a “Covered Person” and, collectively, the “Covered Persons”) of the Company and all of its subsidiaries are expected to be familiar with this Code and to adhere to the principles and procedures set forth below. This Code supplements and does not supersede other policies and procedures adopted by the Company and/or its subsidiaries relating to the conduct of its officers, directors and employees, including without limitation, the Company’s Section 16 Policy, Insider Trading Policy, and Codes of Ethics in effect in various jurisdictions.

I.	Conflicts of Interest

For purposes of this Code, a conflict of interest occurs when the private interests of a Covered Person interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Person takes actions or has personal interests that make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Person, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at the Company. For purposes of this Code, an “immediate family member” includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home or is financially dependent on such person.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Person is also an executive officer, a major shareholder or has a material interest in an organization doing business with the Company.

Each Covered Person has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s General Counsel.

This Code does not attempt to describe all possible conflicts of interest that could develop. Other common actions that may give rise to a conflict of interest, and from which Covered Persons must refrain, are set out below:

•	Covered Persons may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.
•	Covered Persons may not accept compensation, in any form, for services performed for the Company from any source other than the Company.
•	No Covered Person may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

All transactions that would give rise to a conflict of interest involving a director, the Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, or persons performing similar functions (together, the “Senior Financial Officers”) or any other executive officer must be approved by the Board, and any such approval will not be considered a waiver of this Code.

II.	Disclosures

The information in the Company's public communications, including all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Persons (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Persons are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

III.	Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Person to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

Trading on inside information is a violation of federal securities law. Covered Persons in possession of material non-public information about the Company or companies with whom the Company does business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information, is not only unethical but also illegal.

The Senior Financial Officers are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

IV.	Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Persons to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation.

Employees should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to a senior officer or other supervisor, or, in the employee’s discretion, to the General Counsel. Such person will, if appropriate, communicate the reported violation to the Audit Committee. Officers and directors should report suspected violations to the Board, any member of the Audit Committee of the Board or the General Counsel, as appropriate. Reports may be made anonymously. If requested, confidentiality will be maintained, subject to applicable law, regulatory requirements and legal proceedings.

The Audit Committee of the Board will investigate and determine, or will designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Person for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action. However, any Covered Person who knowingly files a false report under this Code will be subject to appropriate disciplinary action.

V.	Corporate Opportunities

All Covered Persons owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Persons are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; and (c) competing with the Company.

VI.	Confidentiality

In carrying out the Company's business, Covered Persons may learn confidential or proprietary information about the Company, its clients, suppliers, or business collaborators. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed. Covered Persons must maintain the confidentiality of all information entrusted to them, except when disclosure is authorized, required by regulatory agencies or legally mandated.

VII.	Fair Dealing

Each Covered Person should endeavor to deal fairly with the Company's clients, service providers, suppliers, competitors and employees. No Covered Person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

VIII.	Protection and Proper Use of Company Assets

All Covered Persons should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.

IX.	Waivers

Any waiver of this Code for a director, a Senior Financial Officer or other executive officer may be made only by the Board and will be disclosed to the public as required by law or the rules of the New York Stock Exchange, when applicable. Waivers of this Code for other employees and their immediate family members may be made only by our General Counsel and will be reported to the Audit Committee.

X.	No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Persons in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.